UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

NATIONAL FUEL GAS COMPANY
(Name of Issuer)

Common Stock, $1 Par Value
(Title of Class of Securities)

636180 10 1
(CUSIP Number)

February 7, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

| __ | | X | | __ |	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No.   636180 10 1

1.     Names of Reporting Persons.

    I.R.S. Identification Nos. of above persons (entities only)
      Bernard J. Kennedy

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) | _ | (b) | X |

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A. (as of 12/31/04)

Number of Shares Beneficially by Owned by Each Reporting Person With:

5. Sole Voting Power — 4,403,329

6. Shared Voting Power — 81,266

7. Sole Dispositive Power — 4,403,329

8. Shared Dispositive Power — 81,266

9.     Aggregate Amount Beneficially Owned by Each Reporting Person — 4,484,595

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.     Percent of Class Represented by Amount in Row (9) — 5.17%

12.     Type of Reporting Person (See Instructions)
           IN

Item 1.

(a)	Name of Issuer: National Fuel Gas Company

(b)	Address of Issuer’s Principal Executive Offices 6363 Main Street, Williamsville, NY 14221

Item 2.

(a)	Name of Person Filing: Bernard J. Kennedy

(b)	Address of Principal Business Office or, if none, Residence 6363 Main St., Williamsville NY 14221

(c)	Citizenship: USA

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 636180 10 1

Item 3.   If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) (b) (c) (d) (e) (f) (g) (h) (i) (j)	| __ | | __ | | __ | | __ | | __ | | __ | | __ | | __ | | __ | | __ |	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
Investment Company Act of 1940 (15 U.S.C. 80a- 3);

Group, in accordance with §§240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) (b) (c)	Amount beneficially owned: 4,484,595. Percent of class: 5.17%. Number of shares as to which the person has:

(i) (ii) (iii) (iv)	Sole power to vote or to direct the vote: 4,403,329.

Shared power to vote or to direct the vote: 81,266.

Sole power to dispose or to direct the disposition of: 4,403,329.

Shared power to dispose or to direct the disposition of: 81,266.

Mr. Kennedy disclaims beneficial ownership of 4,500 shares held by the Kennedy Family Foundation, a New York not-for-profit corporation, of which Mr. Kennedy, his wife and son are directors.

On February 19, 2004, Mr. Kennedy resigned from the Board of Directors of National Fuel Gas Company, and became eligible to report his holdings of National Fuel Gas Company common stock on Schedule 13G pursuant to Rule 13d-1(c).

Item 5. Ownership of Five Percent or Less of a Class

None.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

None.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Inapplicable.

Item 8. Identification and Classification of Members of the Group

Inapplicable.

Item 9. Notice of Dissolution of Group

Inapplicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Date: February 7, 2005 Signature: /s/ Bernard J. Kennedy Name/Title: Bernard J. Kennedy